Filed Pursuant to Rule 433

Registration Statement No. 333-157658

Final Term Sheet dated October 1, 2009 supplementing

the Preliminary Prospectus Supplement dated October 1, 2009

Final Term Sheet

ArcelorMittal

$1,000,000,000

aggregate principal amount of its

7.000% Notes due October 15, 2039

This final term sheet dated October 1, 2009 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated October 1, 2009 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security description:	7.000% Notes due October 15, 2039 (the “Notes”)

Size:	$1,000,000,000

Price:	95.202%, plus accrued interest from October 8, 2009

Maturity:	October 15, 2039, unless earlier redeemed

Interest rate:	7.000% per annum

Yield to Maturity:	7.400%

Benchmark Treasury:	UST 4 1/4 May 2039

Spread to Benchmark Treasury:	345.2 bps

Benchmark Treasury Price and Yield:	Price: 105.8 Yield: 3.948%

Interest payment dates:	April 15 and October 15 of each year, beginning on April 15, 2010

Proceeds to company before expenses:	$943,270,000

Change of control:	101%

Coupon Step-Up:	25 bps per rating under IG (200 bps cap)

Make Whole Spread:	50 bps

Trade date:	October 1, 2009

Settlement:	T+5; October 8, 2009

CUSIP:	03938L AP9

ISIN:	US03938LAP94

Denominations/Multiple:	2,000 × 1,000

Ratings:

The Issuer’s 7.000% Notes due October 15, 2039 are expected to be rated “Baa3” (outlook stable) by Moody’s; “BBB” (outlook negative) by Standard & Poor’s; and “BBB” (outlook negative) by Fitch.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Underwriters:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.

Additional comments:	For the sake of clarity, there is no second tranche.

It is expected that delivery of the Notes will be made against payment therefor on or about October 8, 2009 which will be 5 business days following the date of pricing of the Notes hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade at the commencement of trading will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from or Citigroup Global Markets Inc., toll free at (877) 858-5407, Deutsche Bank Securities Inc., toll free at (800) 503-4611 or J.P. Morgan Securities Inc., at (212) 834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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